FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Company")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

August 14, 2008 and August 15, 2008

3.

News Release

The Company issued news releases on August 14, 2008 and August 15, 2008, through the facilities of PR Newswire and Canada Newswire.

4.

Summary of Material Change

The Company announced that it received notice on August 12, 2008 from the Staff of the American Stock Exchange LLC (the "AMEX" or "Exchange") that the AMEX intends to strike the common stock of the Company from Exchange listing by filing a delisting application with the U.S. Securities and Exchange Commission pursuant to Section 1009(d) of the AMEX Company Guide.

The Company reported its financial results for the second quarter ended June 30, 2008.

5.

5.1 Full Description of Material Change

Please refer to the news releases of the Company dated August 14, 2008 and August 15, 2008, which are attached to this report as Schedule "A" and Schedule "B" respectively.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Company who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO     Tel. (403) 262-1838.

9.

Date of Report

August 18, 2008.

Schedule "A"

NEWS RELEASE

NOTICE OF DELISTING FROM
THE AMERICAN STOCK EXCHANGE (AMEX)

CALGARY, August 14, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) received notice on August 12, 2008 from the Staff of the American Stock Exchange LLC (the "AMEX" or "Exchange") that the AMEX intends to strike the common stock of the Company from Exchange listing by filing a delisting application with the U.S. Securities and Exchange Commission pursuant to Section 1009(d) of the AMEX Company Guide. Unless the Company elects to appeal the Staff determination by August 19, 2008, it will become final on that date. The Company does not intend to appeal the Staff's determination, and it expects that its common stock will be delisted from trading on the AMEX in the near future. The Company expects that its common stock will continue to be listed on the Toronto Stock Exchange (TSX).

The Staff of the AMEX previously notified the Company on April 29, 2008 that the Company did not meet its standards for continued listing because, in the opinion of the AMEX, the Company had sustained losses that are so substantial in relation to its overall operations or its existing financial condition, or its financial condition has become so impaired, that it appeared questionable as to whether the Company would be able to continue its operations and/or meet its obligations as they mature. The Company submitted its plan, dated May 28, 2008 and supplemented July 7, 2008 for regaining compliance with the listing standards by October 2009 (the "Plan"), and the AMEX notified the Company of its acceptance of the Plan on July 16, 2008.

The Staff of the AMEX stated that the basis for its determination to delist the Company's common stock was based upon the following continued listing deficiencies: (1) the failure of the Company to make timely payment of a June 30, 2008 interest payment on its Convertible Unsecured Subordinate Debentures, which payment was a milestone requirement of the Plan, and the failure of the Company to provide information to the Staff concerning its intention and ability to renegotiate the terms of the Debentures so that the Staff does not believe that the Company can be reasonably expected to regain compliance with Section 1002(a)(iv) of the AMEX Company Guide; (2) the failure of the Company to make a public announcement by July 23, 2008 disclosing that its listing was being continued pursuant to an extension provided for under the Plan; and (3) the inconsistency between the Plan's requirements that the Company sell equity to raise additional capital and the Company's announced intention to seek an immediate sale of the Company, and that the proposed sale of the Company does not represent an acceptable method to regain compliance with the requirements of AMEX Company Guide Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) and 1003(a)(iv).

Schedule "A"

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Section "B"

NEWS RELEASE

BIRCH MOUNTAIN REPORTS SECOND QUARTER RESULTS

CALGARY, August 15, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) yesterday reported financial results for the second quarter ended June, 30, 2008, and they are filed at www.sedar.com and at www.sec.gov.

Sales in the second quarter of 2008 were $5.6 million, an increase of $0.8 million or ~16% compared to sales of $4.8 million reported for the second quarter of 2007. The Company reports a loss of $4.7 million for the second of quarter of 2008, a decrease of $1.2 million or ~20% compared to the loss of $5.9 million reported for the second quarter of 2007. Debentures of $59.5 million are reclassified as Current Liabilities due to the breach of covenants and nonpayment of the interest due June 30th, 2008.

Summarized unaudited consolidated financial statements for the six months ending June 30, 2008 are reported in the tables below. To access the notes to the summary financial statements, the Company refers readers to its complete Second Quarter 2008 Financial Report as well as other informational disclosures on SEDAR at www.sedar.com and/or EDGAR at www.edgar.com.

The Company continues to operate the Muskeg Valley Quarry and is delivering limestone aggregate and reagent products to its customers in the region. As announced on July 23, 2008, the process leading to an immediate sale or recapitalization of the Company continues under the direction of the Special Committee of independent directors.

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Schedule "B"

Birch Mountain Resources Ltd.
Consolidated Balance Sheets

Canadian Dollars (000's)

UNAUDITED

As At	June 30, 2008	December 31, 2007
Assets
Current
Bank overdraft (Note 3)	$(163)	$9,493
Accounts receivable (Note 21)	4,614	1,821
Inventory (Note 4)	4,095	4,741
Prepaids and deposits	431	224
	8,977	16,279

Long-term prepaid	137	137
Restricted cash (Note 5)	3,000	3,000
Property, plant and equipment (Note 6, 11)	21,401	21,857
Mineral properties (Note 7)	56,210	54,765
	$89,725	$96,038
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities (Note 19)	$7,523	$5,094
Current portion of long term debt (Note 11)	1,099	1,065
Deferred charges (Note 9)	129	129
Convertible debentures (Note 13)	59,522
Other current liabilities (Note 10)	2,374	2,389
	70,647	8,677

Long term debt (Note11)	4,380	4,939
Asset retirement obligation(Note 12)	3,080	1,680
Convertible debentures (Note 13)		58,699
	78,107	73,995
Commitments (Note 18)

Shareholders' equity
Share capital (Note 14)	49,710	49,632
Contributed surplus (Note 15)	14,759	14,404
Deficit	(52,851)	(41,993)
	11,618	22,043
Total Liabilities and Shareholders' Equity	$89,725	$96,038

See accompanying notes to the unaudited interim consolidated financial statements.

Schedule "B"

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit

Canadian Dollars (000's)		For the six months ended June 30 - UNAUDITED

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenue
Sales (Note20, 21)	$5,611	$4,810	$5,893	$5,669
Cost of Sales (Note 20)	6,931	3,742	8,299	4,491
	(1,320)	1,068	(2406)	1,178

Expenses (Note 20)
Amortization, Accretion and Depletion	606	217	1,205	438
Interest on long-term debt, bank charges and
foreign exch. (gain)/loss	1,511	1,047	2,885	1,991
Mineral exploration costs (Note 7)	-	122	-	230
Office	293	192	824	313
Professional fees	287	598	802	908
Indirect quarry costs	33	3,719	566	4,396
Salaries, wages and benefits	634	509	1,767	771
Shareholder services and marketing	108	265	270	591
Stock-based compensation (Note 17)	28	380	355	1,195
	3,500	7,049	8,674	10,833
Loss before other income	(4,820)	(5,981)	(11,080)	(9,655)

Interest and other income	129	68	222	115
Net loss and comprehensive loss for the period	(4,691)	(5,913)	(10,858)	(9,539)

Deficit, beginning of period	(48,160)	(21,112)	(41,993)	(17,484)
Deficit, end of period	$(52,851)	$(27,025)	$(52,851)	$(27,025)

Loss per share
Basic and diluted (Note 16)	(0.06)	(0.07)	(0.13)	(0.11)

See accompanying notes to the unaudited interim consolidated financial statements